HBOS plc

RECEIVED

2008 DEC -5 A 11:50

1 October 2008

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5457
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549 [redacted]
United States of America

Your Ref: 82/5222

Exemption

08006138

Dear Sir

SUPPL

HBOS plc filings pursuant to Rule 12g3-2(b)

I note below documents either sent to shareholders or made available to the public during the period **01 September 2008 to 30 September 2008.** Pursuant to an application made under Rule 12g3-2(f), copies of announcements made to the London Stock Exchange via a Regulatory Information Service are available electronically from www.hbosplc.com.

Announcements made to the London Stock Exchange:-

2008.09.01	Rule 8.3 – British Energy Group plc
2008.09.01	Rule 8.3 – Centrica plc
2008.09.01	Rule 8.3 – Imperial Energy Corporation plc
2008.09.01	Rule 8.3 – Lonmin plc
2008.09.01	Rule 8.3 – BHP Billiton plc
2008.09.01	Rule 8.3 – Rio Tinto plc
2008.09.02	Additional Listing
2008.09.02	Rule 8.3 – Imperial Energy Corporation plc
2008.09.02	Rule 8.3 – BHP Billiton plc
2008.09.02	Rule 8.3 – Rio Tinto plc
2008.09.02	Rule 8.3 – Protherics plc
2008.09.02	Director/PDMR Shareholding
2008.09.03	Rule 8.3 – BHP Billiton plc
2008.09.03	Rule 8.3 – Rio Tinto plc
2008.09.03	Rule 8.3 – Inspired Gaming Group plc
2008.09.03	Rule 8.3 – Informa plc
2008.09.03	Rule 8.3 – Imperial Energy Corporation plc
2008.09.03	Rule 8.3 – Centrica plc
2008.09.03	Rule 8.3 – British Energy Group plc
2008.09.03	Rule 8.3 – Lonmin plc
2008.09.04	Halifax House Price Index – August 2008
2008.09.04	Rule 8.3 – British Energy Group plc
2008.09.04	Rule 8.3 – Informa plc

PROCESSED
DEC 09 2008
THOMSON REUTERS

2008.09.04	Rule 8.3 – Centrica plc
2008.09.04	Rule 8.3 – BHP Billiton plc
2008.09.04	Rule 8.3 – Rio Tinto plc
2008.09.05	Rule 8.3 – BHP Billiton plc
2008.09.05	Rule 8.3 – British Energy Group plc
2008.09.05	Rule 8.3 – Lonmin plc
2008.09.05	Rule 8.3 – Centrica plc
2008.09.05	Rule 8.3 – Rio Tinto plc
2008.09.05	Transaction in Own Shares
2008.09.08	Rule 8.3 – Rio Tinto plc
2008.09.08	Additional Listing
2008.09.09	Director/PDMR Shareholding
2008.09.10	Rule 8.3 – BHP Billiton plc
2008.09.10	Rule 8.3 – Rio Tinto plc
2008.09.10	Rule 8.3 – Imperial energy Corporation plc
2008.09.10	Rule 8.3 – British Energy Group plc
2008.09.10	Rule 8.3 – Informa plc
2008.09.10	Rule 8.3 – Centrica plc
2008.09.11	Blocklisting Interim Review
2008.09.11	Rule 8.3 – Centrica plc
2008.09.11	Rule 8.3 – British Energy Group plc
2008.09.11	Rule 8.3 – Paragon Group of Companies
2008.09.12	Rule 8.3 – British Energy Group plc
2008.09.12	Rule 8.3 – Centrica plc
2008.09.12	Rule 8.3 – Rio tinto plc
2008.09.12	Rule 8.3 – BHP Billiton plc
2008.09.15	Rule 8.3 – British Energy Group plc
2008.09.16	Publication of Final Terms
2008.09.16	Rule 8.3 – Centrica plc
2008.09.16	Rule 8.3 – Inspired Gaming Group plc
2008.09.16	Rule 8.3 – Informa plc
2008.09.16	Stmnt re Share Price Movement
2008.09.16	Rule 8.3 – British Energy Group plc
2008.09.16	Rule 8.3 – Rio Tinto plc
2008.09.16	Rule 8.3 – BHP Billiton plc
2008.09.17	HBOS in Talks with Lloyds TSB
2008.09.17	Rule 8.3 – Rio Tinto plc
2008.09.17	Rule 8.3 – BHP Billiton plc
2008.09.17	Rule 2.10 Announcement
2008.09.18	Rule 8.1 – Lloyds TSB Group plc
2008.09.18	Rule 8.1 – HBOS plc
2008.09.18	Rule 8.3 – Rio Tinto plc
2008.09.18	Rule 2.10 Announcement
2008.09.19	Rule 8.1 – HBOS plc (Replacement)
2008.09.19	Rule 8.1 – Lloyds TSB Group plc (Replacement)
2008.09.19	Rule 8.1 – Lloyds TSB Group plc

2008.09.19	Rule 8.1 – HBOS plc
2008.09.19	Rule 8.3 – Rio Tinto plc
2008.09.19	Rule 8.3 – Centrica plc
2008.09.22	Offer Update
2008.09.22	Rule 8.1 – Lloyds TSB Group plc
2008.09.22	Rule 8.3 – Rio Tinto plc
2008.09.22	Rule 8.3 – BHP Billiton plc
2008.09.22	Rule 8.1 – HBOS plc
2008.09.23	Rule 8.1 – Lloyds TSB Group plc - replacement
2008.09.23	Rule 8.3 – British Energy Group plc
2008.09.23	Rule 8.3 – Centrica plc
2008.09.23	Rule 8.3 – BHP Billiton plc
2008.09.23	Rule 8.3 – Rio Tinto plc
2008.09.24	Rule 8.1 – Lloyds TSB Group plc
2008.09.24	Rule 8.1 – HBOS plc
2008.09.24	Rule 8.3 – Rio Tinto plc
2008.09.24	Rule 8.3 – British Energy Group plc
2008.09.24	Rule 8.3 – BHP Billiton plc
2008.09.24	Rule 8.3 – Centrica plc
2008.09.24	Rule 8.3 – TDG plc
2008.09.25	Rule 8.1 – HBOS plc
2008.09.25	Rule 8.3 – British Energy Group plc
2008.09.25	Rule 8.3 – Rio Tinto plc
2008.09.26	Rule 8.1 – Lloyds TSB Group plc
2008.09.26	Rule 8.3 – BHP Billiton plc
2008.09.26	Rule 8.3 – Rio Tinto plc
2008.09.26	Rule 8.3 – British Energy Group plc
2008.09.29	Rule 8.1 – HBOS plc
2008.09.29	Rule 8.3 – Centrica plc
2008.09.30	Rule 8.1 – HBOS plc
2008.09.30	Rule 2.10 Announcement
2008.09.30	Total Voting Rights

Documents lodged at Companies House:

<u>Forms 88(2)</u>

1 Form 88(2)'s - Return of Allotment of	9,873 shares registered on 03.09.2008
1 Form 88(2)'s - Return of Allotment of	17,585,374 shares registered on 05.09.2008
1 Form 88(2)'s - Return of Allotment of	140,900 shares registered on 11.09.2008
1 Form 88(2)'s - Return of Allotment of	170,399 shares registered on 30.09.2008

<u>Forms 169</u>

Form 169A(2) - Return by a PLC cancelling or selling or transferring shares from Treasury dated 05/09/2008

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Assistant Company Secretary

coform RECEIVED

2008 DEC -5 A 11:10

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	09	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,873		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.4625		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited	Ordinary	9,873
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3 September 2018

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

coform

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05 09 2008	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	17,585,374		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£2.825		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
HSDL Nominees Limited	Ordinary	17,585,374
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5 September 2008

** ~~A director~~ / secretary / ~~administrator / administrative receiver~~ / receiver / official ~~receiver~~ / receiver-~~manager~~ / ~~voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

Companies House — for the record —

RECEIVED
2008 DEC -5 A 1:40

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	09	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	140,900		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	282.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 140,900
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): HBOS plc Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/9/08

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

RECEIVED

2008 DEC -5 A 1:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	09	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	170,399		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	142p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	170,399
Name(s): Address: UK Postcode:		
Name(s): HBOS plc Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/9/08

** ~~A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

169A2

Return by a public company cancelling or selling or transferring shares from treasury

Please complete in typescript, or in bold black capitals
CHFP000

Company number: SC218813

Company name in full: HBOS plc

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES CANCELLED

Class of shares (ordinary or preference etc)			
Number of shares cancelled			
Nominal value of each share			
Date(s) shares were cancelled			

TREASURY SHARES SOLD OR TRANSFERRED*

Shares may only be transferred (as opposed to sold) from treasury for the purpose of, or pursuant to, an employees' share scheme

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares sold or transferred	1,842,909		
Nominal value of each share	£0.25		
Date(s) shares were sold or transferred	05/09/2008		

END

Signature: [signature] Date: 5 SEP 2008

Assistant

*(director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Please delete as appropriate

Contact details:
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, Wales, CF14 3UZ. DX 33050 Cardiff
for companies registered in England and Wales, or
Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

04/08